June 25, 2012

By EDGAR Transmission

Tracey McKoy, Staff Accountant

United States Securities and

Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	M.D.C. Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 2, 2012

File No. 1-08951

Dear Ms. McKoy:

We are providing this response to the comments contained in the Staff’s letter dated June 12, 2012 (the “Comment Letter”) to Larry A. Mizel, the Chief Executive Officer of M.D.C. Holdings, Inc., a Delaware corporation (the “Company”).

Response to Comment Letter

Our responses to your specific comments are provided below. We appreciate the additional clarification you provided us on our calls on June 14 and June 22, 2012 and have attempted to incorporate it into our responses. For your convenience, we have restated the comments and keyed our responses to the numbering and headings used in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Critical Accounting Estimates and Policies, page 28

Homebuilding Inventory Valuation, page 28

Comment:

1. In future filings, please enhance your disclosures to provide the following additional information:

•

Please disclose the total number of lots and subdivisions and the corresponding carrying value tested for possible impairment by reportable segment for each period presented. Please also disclose the number of lots and subdivisions impaired along with the carrying value prior to impairment and the estimated fair value by reportable segment for each period presented. This disclosure will allow investors to more easily understand the impact of the critical estimates being made that are materially impacting your consolidated financial statements.

•

Please disclose the carrying value of the unsold started homes by reportable segment and/or state. In this regard, you note that these units yield lower margins than homes sold as dirt starts. As such, it would appear as though these homes are more susceptible to an impairment charge.

Tracey McKoy, Staff Accountant

United States Securities and Exchange Commission

June 25, 2012

•

Please disclose the carrying value and the number of units that have an aging of two or more years. To the extent that the aggregate carrying value is material to total equity, please provide a comprehensive explanation as to how you determined that the carrying values are recoverable along with the material factors that could lead to a material impairment charge.

Please refer to Item 303 of Regulation S-K, SAB Topic 5:P.4, and Sections 216, 501.02 and 501.12.b.3, 501.12.b.4, and 501.14 of the Financial Reporting Codification for guidance regarding forewarning disclosures and disclosures regarding material impairment charges. Please provide us with the disclosures you would have provided in the fiscal year 2011 Form 10-K in response to this comment.

Response:

In future filings, we will change our disclosures to address this comment. The total number of lots and subdivisions impaired, along with the dollar amount of inventory impairments and the fair value of the impaired inventory at year end, are included in tabular format on page 40 of our 2011 Form 10-K, within Management’s Discussion and Analysis (MD&A). As we discussed on our call, we will cross reference this information in the Critical Accounting Estimates and Policies section of future filings. Additionally, in future filings, we will add to our existing disclosures the following information as requested:

•	The carrying value of impaired inventory before impairment for each period presented.

•

The number of subdivisions and the corresponding carrying value tested for possible impairment for each period presented. Given the weaker economic housing conditions experienced over the past several years, we have reviewed all of our subdivisions on a quarterly basis for indicators of impairment in accordance with ASC 360, “Property, Plant and Equipment” and specifically tested subdivisions for recoverability if impairment indicators were present or if other circumstances indicated that an impairment may exist.

Our disclosures in the future may change if, because of improving industry conditions, it is no longer necessary to employ such comprehensive review and testing procedures.

With regard to unsold started homes, we agree with the Staff’s observation that these units generally yield lower gross margins than homes sold as dirt starts during slower economic cycles. However, as stated in the Critical Accounting Estimates and Policies section of MD&A on page 28, the Company determines impairments on a subdivision level basis as each such subdivision represents the lowest level of identifiable cash flows. Therefore, unsold started homes are not evaluated for impairment on an individual unit or home basis, but rather are aggregated with all other remaining homes and lots (sold or unsold) within the subdivision. Consequently, the Company does not believe that a separate disclosure of the carrying value of unsold homes under construction would be meaningful as it pertains to the Company’s impairment analysis.

Similarly, units (unsold started homes) that have an aging from completion of two years or more also are not evaluated for impairment on an individual unit or home basis, but rather are aggregated with all other remaining homes and lots (sold or unsold) within the subdivision, and consequently the Company does not believe that a separate disclosure of the carrying value of unsold homes under construction would be meaningful as it pertains to the Company’s impairment analysis. Additionally, the Company did not have any such homes in its inventory as of December 31, 2011.

Tracey McKoy, Staff Accountant

United States Securities and Exchange Commission

June 25, 2012

Given the discussion above, and the additional clarification you provided us on our subsequent call on June 22, 2012, the disclosures we would have provided in our fiscal year 2011 Form 10-K in response to this comment would include:

•

A specific cross reference in the Critical Accounting Estimates and Policies section of our disclosures reading: “Please see page 40 for a detailed discussion and analysis of the Company’s asset impairments.”

•	The following revised tabular presentation on impairments within the Company’s detailed discussion on asset impairments starting on page 40:

($ in Thousands)

Three Months Ended	Total Subdivisions Tested for Impairment During Quarter	Carrying Value of Inventory Tested for Impairment During Quarter	Carrying Value of Impaired Inventory Before Impairment at Quarter End	Inventory Impairments	Fair Value of Impaired Inventory at Quarter End	Number of Subdivisions Impaired During the Quarter	Number of Lots Impaired During the Quarter
March 31, 2011	10	$80,915	$—	$—	$—	—	—
June 30, 2011	49	95,407	29,205	8,633	20,572	9	392
September 30, 2011	50	109,247	22,613	4,049	18,564	11	313
December 31, 2011	40	89,031	2,765	283	2,482	2	12

Total	149	$374,600	$54,583	$12,965	$41,618	22	717

Three Months Ended	Total Subdivisions Tested for Impairment During Quarter	Carrying Value of Inventory Tested for Impairment During Quarter	Carrying Value of Impaired Inventory Before Impairment at Quarter End	Inventory Impairments	Fair Value of Impaired Inventory at Quarter End	Number of Subdivisions Impaired During the Quarter	Number of Lots Impaired During the Quarter
March 31, 2010	9	$16,879	$—	$—	$—	—	—
June 30, 2010	33	54,220	—	—	—	—	—
September 30, 2010	52	82,444	11,258	3,633	7,625	8	214
December 31, 2010	53	90,138	59,765	17,562	42,203	38	964

Total	147	$243,681	$71,023	$21,195	$49,828	46	1,178

Tracey McKoy, Staff Accountant

United States Securities and Exchange Commission

June 25, 2012

In addition, the Company recognizes the Staff’s reference to the following guidance: Item 303 of Regulation S-K, SAB Topic 5:P.4, and Sections 216, 501.02 and 501.12.b.3, 501.12.b.4, and 501.14 of the Financial Reporting Codification. The Company considered and, as applicable, applied this guidance in formulating its disclosures regarding impairment charges. For your reference, a summary of the Company’s disclosures on asset impairments as it relates to this guidance is provided below.

Significant economic changes can materially impact the amount of impairment charges that the Company recognizes. The Company disclosed the magnitude of its impairment charges, by segment, as well as the economic conditions that contributed to such impairments, starting on page 40 of the filing. In particular, the Company mentioned the following economic factors as contributing to the decision to recognize asset impairments during 2010 and/or 2011: declining home sales prices; strong competition for sales of new homes; overall low economic activity combined with high unemployment levels; homebuyers having difficulty qualifying for new loans; and the elevated levels of foreclosures and short sales of homes driving real estate values down.

Trends or uncertainties that have had or that we reasonably expect will have a material favorable or unfavorable impact on our future cash flows are described in detail in bulleted lists on pages 28 and 29 of the filing. Each of these trends or uncertainties is carefully considered as we evaluate our assets for impairment on a subdivision level, which represents the lowest level of identifiable cash flows.

Note that asset impairment charges have not been unusual or infrequent in the homebuilding industry. For example, the Company has, as applicable, recognized and disclosed asset impairments for more than five years. Nonetheless, the Company has sought to forewarn investors of the potential for future asset impairments. In particular:

•	On page 12 of the filing, the Company listed and described in detail the following risk factor:

o	“Further decline in the market value of our homes or carrying value of our land would have a negative impact on our results of operations and financial position.”

•	On page 26, under “Industry Overview,” the Company described specific factors that contributed to operating results in 2011 as well as recent industry developments:

“At the end of 2011, our industry began to see signs of possible recovery in the housing market and for the U.S. economy as a whole. Nevertheless, during 2011, our industry continued to be impacted by (1) an oversupply of homes available for sale (primarily foreclosed units built in prior years); (2) depressed consumer demand, primarily due to low consumer confidence and elevated unemployment; (3) strong competition for prospective homebuyers; (4) a decrease in the availability of mortgage loan financing; and (5) the expiration of the federal homebuyer tax credit during 2010.”

•	On pages 28 and 29, the Company detailed the trends that have had or that we reasonably expect will have a material favorable or unfavorable impact on future cash flow. These trends included:

o	actual and trending “Operating Profit” (which is defined as home sales revenue less home cost of sales and all direct incremental costs associated with the home closings) for homes closed;

o	actual and trending net and gross home orders;

o	known or probable events indicating that the carrying value may not be recoverable;

o	the intensity of competition within a market or sub-market, including publicly available home sales prices and home sales incentives offered by our competitors;

o	increased levels of home foreclosures; and

Tracey McKoy, Staff Accountant

United States Securities and Exchange Commission

June 25, 2012

o	current local market economic and demographic conditions and related trends and forecasts.

•	Furthermore, on page 30, the Company stated the following with respect to uncertainties regarding future cash flow:

“Changes in management’s estimates, particularly the timing and amount of the estimated future cash inflows and outflows and forecasted average selling prices of homes to be sold and closed can materially affect any impairment calculation. Because our forecasted cash flows are significantly impacted by changes in market conditions, it is reasonably possible that actual results could differ significantly from those estimates.”

Note that since the Company’s impairment analysis incorporates trends and uncertainties that we reasonably expect will have a material favorable or unfavorable impact on future cash flow, the impairments taken during the periods reported inherently already include, to some degree, the impact of deteriorating conditions.

Warranty Reserves, page 30

Comment:

2. We note the significant adjustments that you have made to your warranty accrual during each period presented. Please provide a more comprehensive discussion of the material, company-specific factors that led to the significant decline in the reserve, which positively impacted your operating results. Please provide us with the disclosure you would have provided in the fiscal year 2011 Form 10-K in response to this comment. As part of your response, please also address the increased gross warranty payments during the first quarter of fiscal year 2012 and the impact that had on your consideration for the warranty additions during the corresponding period.

Response:

Under “Home Gross Margins,” beginning on page 36 of the filing, the Company provided a discussion of the material, company-specific factors that resulted in warranty adjustments and the significant decline in the warranty reserve, including the warranty payment trends experienced for each of the periods presented. In response to this comment, the Company would have provided the following additional information to the disclosure beginning on page 36 of the filing to provide a more comprehensive discussion of the material, company-specific factors that led to the significant decline in the reserve:

•

“We believe the warranty payment experience rate was driven by, among other things, tighter focus and controls over our warranty expenditures, a significant drop in sales volumes over the last several years which resulted in fewer homes under warranty, and better quality controls and construction practices.”

In addition, as we discussed on our call, in future filings we will provide cross references in the Critical Accounting Estimates and Policies section of our disclosures to other pertinent areas of the MD&A discussing our results of operations. In response to this comment, the Company would have included the following cross reference in the Critical Accounting Estimates and Policies section of its 2011 Form 10-K:

•	“Please see further discussion on the adjustments to our warranty accrual beginning of page 36 within our discussion of Home Gross Margins.”

Tracey McKoy, Staff Accountant

United States Securities and Exchange Commission

June 25, 2012

With respect to gross warranty payments, the nature, timing and extent of them can be uneven and unpredictable. For example, during periods of heavy rains or during winter months we might experience more water related repairs or maintenance. Although we cannot give assurance that future warranty payments will not be higher, we do not believe that the uptick in 2012 first quarter payments is necessarily indicative of higher future warranty payments.

Mortgage Loan Loss Reserves, page 34

Comment:

3. In future filings, please provide a more comprehensive understanding as to why the settlement with Bank of America during fiscal year 2011 resulted in a significant decrease in your mortgage loan loss reserves for any other mortgage loans sold that were not covered by the settlement. For example, please disclose any significant policy changes your operations have undergone that would reduce your risk of repurchase and indemnity claims from third-party purchasers of your mortgage loans.

Response:

The settlement with Bank of America during fiscal year 2011 did not directly impact our mortgage loan loss reserves for other mortgage loans sold that were not covered by the settlement. However, the loans sold to Bank of America represented the largest percentage of loans originated during the period of time that loans with higher risk and put-back rates were originated (i.e., no or low documentation loans originated during fiscal 2005 through 2008) and represented the largest percentage of existing and potential claims. Our reserves are created to address existing and potential repurchase and indemnity claims by third-party purchasers of the mortgage loans, which claims arise primarily out of allegations of homebuyer fraud at the time of origination of the loan. These reserves are based upon, among other matters: (1) pending claims received from third-party purchasers associated with previously sold mortgage loans; (2) a current assessment of the potential exposure associated with future claims of homebuyer fraud in mortgage loans originated in prior periods; and (3) historical loss experience. Our experience was significantly worse for the mortgage loans sold that were covered by the Bank of America settlement when compared to the mortgage loans sold that were not covered by the settlement. In addition, as referenced in our disclosures on page 34, the Company entered into settlements with other institutions, which also reduced our risk of future mortgage loan put-backs and correspondingly resulted in a reduction of our loan loss reserve.

Results of Operations, page 35

Comment:

4. In future filings, please provide a discussion and analysis of a profit margin that is calculated using measures prepared in accordance with US GAAP prior to your discussion and analysis of home gross margin excluding warranty and interest, a non-GAAP measure. Please refer to Item 10(e)(1)(i)(a) of Regulation S-K for guidance.

Tracey McKoy, Staff Accountant

United States Securities and Exchange Commission

June 25, 2012

Response:

In future filings, we will provide a discussion and analysis of our Home Gross Margins that is calculated using measures prepared in accordance with US GAAP prior to our discussion and analysis of Home Gross Margin excluding warranty and interest.

Comment:

5. In future filings, please provide a more comprehensive discussion and analysis for your impairment charge, as the amount recognized impacted loss from operations by 19%. In this regard, you note that most of the assets impaired were acquired during fiscal year 2010, and the impairment was the result of lower than anticipated home sales prices. Please expand upon this explanation to explain the specific factors that cause home sales prices to decline below your expectations within one year of acquisition.

Response:

In future filings, we will provide a more comprehensive discussion and analysis of our impairment charge.

With regard to of the specific factors that caused home sales prices to decline below our expectations within one year of acquisitions that occurred during 2010, we note that demand for new homes during the first half of 2010 benefited from the Federal Homebuyer Tax Credit, which provided tax incentives nationwide to homebuyers who met certain eligibility requirements. After this stimulus expired, demand decreased significantly, thereby putting downward pressure on home prices in late 2010 and throughout most of 2011.

Comment:

6. Please expand upon your homebuilding operating activities tables for orders for homes, net, homes closed, and backlog to disclose the value and the average selling price in addition to the number of units to allow investors to more easily identify trends in these three metrics by reportable segment, by state that impacted revenues recognized or may impact revenues in the future. In this regard, we note that the markets in the various states in which you operate produce varying selling prices and margins.

Response:

In future filings, we will expand upon the disclosures of orders for homes, net, homes closed, and backlog to disclose the value and the average selling price in addition to the number of units.

Comment:

7. Please disclose the cancellation rate by state by reportable segment for each period presented in future filings. In this regard, please refer to your disaggregated disclosures provided in the first quarter of fiscal year 2012 Form 10-Q.

Tracey McKoy, Staff Accountant

United States Securities and Exchange Commission

June 25, 2012

Response:

In future filings, we will disclose the cancellation rate by state by reportable segment for each period presented.

Signatures, page 84

Comment:

8. In future filings, please arrange for your principal financial officer and principal accounting officer to sign the filing in their individual capacities.

Response:

In future Form 10-K filings, we will arrange for our principal financial officer and principal accounting officer to separately sign the filing in those capacities.

15. Fair Value of Financial Instruments, page F-37

Comment:

9. In future filings, please provide the disclosures required by ASC 820-10-50-1 – 50-7 in a tabular presentation, as required by ASC 820-10-50-8. Please refer to ASC 820-10-55-60 – 55-64 for guidance.

Response:

In future filings, we will provide the disclosures required by ASC 820-10-50-1 – 50-7 in a tabular presentation, as required by ASC 820-10-50-8.

16. Supplemental Guarantor Information, page F-40

Comment:

10. We note MDC, the parent company, recognized no revenues during the three fiscal years presented. However, MDC, the parent company, did recognize positive operating cash flows for fiscal years 2010 and 2009. It does not appear as the positive operating cash flows are subsidiary dividends, as there are not corresponding outflows in the financing sections for the subsidiary columns. We further note that MDC, the parent company, recognized a material amount of home sales and other receivables as of December 31, 2011, December 31, 2010, December 31, 2009, and December 31, 2008. Please provide us with a reconciliation for net (loss)/income and operating cash flows for the parent company, guarantor subsidiaries and non-guarantor subsidiaries for fiscal years 2011 - 2009 and for the three-months ended March 31, 2012. Please also provide us with an explanation for the home sales and other receivables balances as of each of the dates noted.

Tracey McKoy, Staff Accountant

United States Securities and Exchange Commission

June 25, 2012

Response:

The requested reconciliations for net income (loss) to operating cash flows for the years ended December 31, 2011, 2010 and 2009 and for the three months ended March 31, 2012 are included as an exhibit to our response. Please also note the following:

MDC, the parent company, had various activities that had a positive impact on its cash flows from operating activities for fiscal years ended December 31, 2010 and 2009 that were unrelated to home sale revenues or subsidiary dividends. These items included, among other things, standard non-cash transactions such as stock-based compensation expense, depreciation and amortization, write-off of deferred debt costs, and cash inflows primarily related to federal income tax refunds attributable to income tax carrybacks in accordance with the expanded carryback provisions under Internal Revenue Code Sec. 172(b)(1)(H) and, to a lesser extent, cash flows from interest income.

The receivable balances at MDC, the parent company, for the years ended December 31, 2009 and 2008 largely consisted of income tax receivables attributable to federal income tax carrybacks from 2009 and 2008 applied to the 2006 through 2004 tax years. The balance of the receivables reflected in the MDC column of the Guarantor/Non-Guarantor balance sheets represented various other receivables, including interest income receivables.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

17. Supplemental Guarantor Information, page 15

Comment:

11. In future filings, please revise your disclosure to clarify that all of the guarantor subsidiaries are 100% owned by the parent as defined in Article 3-10(h)(i) of Regulation S-X, if correct.

Response:

In future filings, we will disclose that all of our guarantor subsidiaries are 100% owned by the parent company, MDC, as defined in Article 3-10(h)(i) of Regulation S-X.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Comment:

12. We note that cancellation rates improved in every market, except for Virginia. In future filings, please provide a discussion and analysis of the cancellations rates, considering the significant impact on your operating results.

Response:

In future filings, we will expand our discussion and analysis of our cancellations rates.

Tracey McKoy, Staff Accountant

United States Securities and Exchange Commission

June 25, 2012

Definitive Proxy Statement on Schedule 14A

2012 Proxy Summary, page ii

Executive Compensation, page ii

Comment:

13. We note your disclosure on page iv where you disclose, among other things, the CEO’s and COO’s Total Realized Compensation for the last three fiscal years. Since the concept of “Total Realized Compensation” is not defined by SEC rules and regulations, in future filings and to the extent applicable, please inform your shareholders that the Total Realized Compensation has been subjectively determined, relocate your reconciliation disclosure from page 57 to page iv and include it as a footnote to the tabular presentation, and include requisite quantitative disclosure showing how you arrived at the Total Realized Compensation amounts.

Response:

In future filings and to the extent applicable, we will: disclose in our proxy statement that the Total Realized Compensation has been subjectively determined; include our descriptive reconciliation disclosure as a footnote to the Total Realized Compensation tabular presentation; and include a quantitative reconciliation disclosure, showing how we arrived at the Total Realized Compensation amount, in an annex to the proxy statement.

As requested by the Staff, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Tracey McKoy, Staff Accountant

United States Securities and Exchange Commission

June 25, 2012

If you would like to discuss any of the responses above or any other matter, please contact John Stephens at (303) 804-7714.

Sincerely,

/s/ John M. Stephens	/s/ Michael Touff

John M. Stephens	Michael Touff
Senior Vice President and	Senior Vice President and
Chief Financial Officer	General Counsel

Exhibit

2009 RECONCILIATION OF NET INCOME (LOSS) TO OPERATING CASH FLOWS

	MDC	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated MDC
Operating Activities:
Net income (loss)	$24,679	$2,552	$3,443	$(5,995)	$24,679
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Stock-based compensation expense	15,099	—	—	—	15,099
Inventory impairments	—	30,986	—	—	30,986
Amortization of deferred marketing costs	—	9,055	—	—	9,055
Write-offs of land option deposits and pre-acquisition costs	—	3,007	(59)	—	2,948
Depreciation and amortization	2,886	1,735	781	—	5,402
Other non-cash items	3,088	(2,266)	2	492	1,316
Net changes in assets and liabilities:
Restricted cash	—	194	—	—	194
Home sales and other receivables	13,225	(2,555)	(684)	—	9,986
Income taxes receivable	21,359	—	—	—	21,359
Mortgage loans held-for-sale, net	—	—	6,289	—	6,289
Housing completed or under construction	—	146,505	—	—	146,505
Land and land under development	—	(30,843)	—	—	(30,843)
Prepaid expenses and other assets, net	(826)	(8,905)	(600)	—	(10,331)
Accounts payable and accrued liabilities	1,718	(34,434)	2,526	—	(30,190)

Net cash provided by (used in) operating activities	$81,228	$115,031	$11,698	$(5,503)	$202,454

2010 RECONCILIATION OF NET INCOME (LOSS) TO OPERATING CASH FLOWS

	MDC	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated MDC
Operating Activities:
Net income (loss)	$(64,770)	$13,088	$1,565	$(14,653)	$(64,770)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Stock-based compensation expense	17,510	—	—	—	17,510
Inventory impairments	—	21,647	—	—	21,647
Amortization of deferred marketing costs	—	11,184	—	—	11,184
Write-offs of land option deposits and pre-acquisition costs	—	3,102	—	—	3,102
Depreciation and amortization	3,997	1,250	512	—	5,759
Other non-cash items	3,853	(517)	102	—	3,438
Net changes in assets and liabilities:
Restricted cash	—	56	—	—	56
Home sales and other receivables	(19,810)	16,669	1,079	—	(2,062)
Income taxes receivable	143,096	—	—	—	143,096
Mortgage loans held-for-sale, net	—	—	(2,799)	—	(2,799)
Housing completed or under construction	—	(117,388)	—	—	(117,388)
Land and land under development	—	(166,492)	—	—	(166,492)
Prepaid expenses and other assets, net	1,911	(28,874)	(214)	—	(27,177)
Accounts payable and accrued liabilities	(48,816)	(29,547)	878	43,300	(34,185)

Net cash provided by (used in) operating activities	$36,971	$(275,822)	$1,123	$28,647	$(209,081)

2011 RECONCILIATION OF NET INCOME (LOSS) TO OPERATING CASH FLOWS

	MDC	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated MDC
Operating Activities:
Net income (loss)	$(98,390)	$(21,953)	$2,987	$18,966	$(98,390)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Loss on extinguishment of debt	38,795	—	—	—	38,795
Stock-based compensation expense	15,432	—	—	—	15,432
Inventory impairments	—	14,901	—	—	14,901
Amortization of deferred marketing costs	—	10,169	—	—	10,169
Write-offs of land option deposits and pre-acquisition costs	—	7,044	—	—	7,044
Depreciation and amortization	5,155	661	555	—	6,371
Other non-cash items	1,774	(1,063)	—	—	711
Net changes in assets and liabilities:
Restricted cash	—	(247)	—	—	(247)
Home sales and other receivables	3,986	(4,669)	(3,067)	(957)	(4,707)
Income taxes receivable	16,785	—	—	—	16,785
Mortgage loans held-for-sale, net	—	—	(13,221)	—	(13,221)
Housing completed or under construction	—	89,449	(3,086)	—	86,363
Land and land under development	—	(83,929)	(8,497)	—	(92,426)
Prepaid expenses and other assets, net	7,980	(10,531)	188	96	(2,267)
Accounts payable and accrued liabilities	(30,979)	(26,495)	(8,984)	861	(65,597)

Net cash provided by (used in) operating activities	$(39,462)	$(26,663)	$(33,125)	$18,966	$(80,284)

Q1 2012 RECONCILIATION OF NET INCOME (LOSS) TO OPERATING CASH FLOWS

	MDC	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated MDC
Operating Activities:
Net income (loss)	$2,265	$2,723	$4,982	$(7,705)	$2,265
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Stock-based compensation expense	2,611	—	—	—	2,611
Inventory impairments	—	—	—	—	—
Amortization of deferred marketing costs	—	2,049	—	—	2,049
Write-offs of land option deposits and pre-acquisition costs	—	82	—	—	82
Depreciation and amortization	1,270	37	—	—	1,307
Other non-cash items	(152)	—	—	—	(152)
Net changes in assets and liabilities:
Restricted cash	—	(413)	—	—	(413)
Home sales and other receivables	2,551	(13,851)	238	—	(11,062)
Mortgage loans held-for-sale, net	—	—	23,345	—	23,345
Housing completed or under construction	76	(42,167)	(3,784)	—	(45,875)
Land and land under development	104	20,499	(3,603)	—	17,000
Prepaid expenses and other assets, net	982	794	(313)	(118)	1,345
Accounts payable and accrued liabilities	(15,988)	4,652	(97)	118	(11,315)

Net cash provided by (used in) operating activities	$(6,281)	$(25,595)	$20,768	$(7,705)	$(18,813)